ROYAL BEES COMPANY, INC.

123 W. Nye Lane, Ste. 129

Carson City, NV 89706

June 7, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:  Loan Lauren P. Nguyen

Re:

Royal Bees Company, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 15, 2013

File No. 333-179461

Dear Ms. Nguyen:

Royal Bees Company, Inc., (the “Company”), has received your comment letter dated March 27, 2013 (“comment letter”) pertaining to the above referenced Amendment No. 4 to Registration Statement on Form S-1. Amendment No. 5 to the Form S-1 (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes.

This letter contains the Company’s responses to the comment letter.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

It Is Likely We Will Need Additional Capital To Continue Operations, page 7

1. We note that you continue to estimate that you may need an additional $25,000 to continue operations for the next 12 months. Given your reduced honey production and recent focus on merging hives, please substantiate your estimate.

Response:

Although we lost a number of bees in 2012, we believe our burn rate of approximately $2,000 per month will remain the same and our disclosure is accurate.  We already have beehive structures from colonies that died that we will use to populate with bees to increase the total number of bee colonies.

Description of Business, page 16

2. Please update the last paragraph of page 16 to include disclosure for 2012.

Response:

We have revised our entire disclosure to reflect year end 2012 and where appropriate, for the three months ended March 31, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 24

Results of Operations for the Nine Months Ended September 30, 2012 and September 30, 2011, page 24

3. On page 25, you state that sales for the nine months ended September 30, 2012 increased over sales for the same period in 2011 as a result of an increase in honey production due to a larger number of hives. We note that this disclosure appears to be inconsistent with the disclosure elsewhere in your filing – for example, under “liquidity and capital resources” – where you state that (A) there was no honey yield in 2012 and (B) because of inclement weather, you reduced your inventory of hives to 65. Please revise your disclosure, as appropriate.

Response:

This disclosure in not inconsistent.  We had honey sales in 2012 using honey we had in inventory from the prior year.  We did not “produce” any honey in 2012 due to weather issues and loss of bees.  More than likely, we will have significantly lower honey sales in 2013 because we did not have a 2012 yield.

Plan of Operation, page 26

4. We note your response to our prior comment 2 and reissue in part. We note that you have made some revisions in your “Plan of Operation” section on page 26; however, it is unclear to us why you continue to estimate generating approximately $50,000 in revenues in the next 12 months. We note that in your prior filing this estimate was based on having 300 hives by the summer of 2013, which is now reduced to 100 hives. Please substantiate why such a significant reduction in the number of hives is not expected to have an impact on your projected revenue. Please also revise your disclosure that begins in the sixth paragraph on page 26 in light of your current status and recent focus on reducing and merging hives.

Response:

We have revised this disclosure to address our reduction in beehive colonies and our expectation of reduced revenue for 2013.

5. Please refer to our prior comment 5. While you have revised the disclosure in the paragraph following the description of your activities in December on page 27 to state that revenues from leasing beehives and harvesting/selling honey will not cover your estimated burn rate and your operating activities for the next 12 months, your disclosure in the paragraph that follows continues to state that “we believe our operating costs can be covered by our revenues for the next 12 months.” Therefore, we reissue our prior comment, in part. Please ensure that all disclosures regarding your ability to fund your operations (a) have been revised, as appropriate, and (b) are consistent.

Response:

Our disclosure clearly states, “We believe our revenues from leasing beehives and harvesting/selling honey will not cover our estimated burn rate of approximately $2,000 per month and our operating activities for the next 12 months.”

Transactions With Related Persons, Promoters and Certain Control Persons, page 31

6. It appears that you have not included your president’s 2012 consulting fee disclosed on page 30 or the related party note payable disclosed on page F-3 in this section. Please revise this section to include these related party transactions or advise. Refer to Item 404(d) of Regulation S-K.

Response:

We have revised our disclosure to include the consulting fees paid to our president.  We do not have any related party notes payable.  We have notes payable to a shareholder which have been disclosed.

Financial Statements for Fiscal Year Ended December 31, 2011

Statement of Cash Flows, page F-6

7. Please refer to our prior comment 8. We note that you continue to present amounts representing cash used for investing activities without parenthesis in both your annual and interim period statements of cash flows, even though these amounts reflect cash outflows. Therefore, we reissue our prior comment. Please revise your statements of cash flows, as appropriate.

Response:

We have revised our statements of cash flows to properly reflect cash inflows and outflows.

Other

8. Please refer to your response to our prior comment 9. We note that the interim period financial statements included in your registration statement do not comply with the age of financial statements guidance outlined in Rule 8-08(b) of Regulation S-X. In this regard, we note that your registration statement should include audited financial statements for the fiscal year ended December 31, 2012.  Please revise your filing, accordingly.

Response:

We have revised our filing to include audited financial statements for the years ended December 31, 2012 and 2011. We have also included reviewed financial statements for the three months ended March 31, 2013 and 2012, to comply with the age of financial statements guidance outlined in Rule 8-08(b) of Regulation S-X.

9. Please provide a currently dated consent with your amended document.

Response:

A currently dated consent is provided with the amended documentation.

The Company hereby acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

ROYAL BEES COMPANY, INC.

/s/ Vladimir Lyashevskiy

Vladimir Lyashevskiy

President